Exhibit 4.2
SHAREHOLDERS AGREEMENT
By And Among
Alma Lasers Ltd.
The Shareholders
as defined herein
and
The Investors
as defined herein
Dated as of March 23, 2006

i

EXHIBITS

Exhibit A	-	Form of Joinder Agreement

Exhibit B	-	Form of Employee Noncompetition, Confidential Information and Inventions Assignment Agreement

SCHEDULES

Schedule A	-	Shareholders and Investors

Schedule B	-	Key Employee

ii

SHAREHOLDERS AGREEMENT
     THIS SHAREHOLDERS AGREEMENT (the “Agreement”) is made as of March 23, 2006, 2006 , by and among Alma Lasers Ltd., a company organized under Israeli law (the “Company”), the Persons identified on Schedule A hereto as shareholders (the “Shareholders,” and each, individually, a “Shareholder”) and the Persons identified on Schedule A hereto as investors (collectively, the “Investors,” and each, individually, an “Investor”) and any other Shareholder who from time to time becomes party to this Agreement by execution of a Joinder Agreement in substantially the form attached hereto as Exhibit A (the “Joinder Agreement”). For the purpose of this Agreement, a Shareholder or an option holder who joins this Agreement pursuant to a Joinder Agreement shall be included in the term “Shareholder” or “Investor” as specified in such Joinder Agreement.
     WHEREAS, the Company, certain of the Shareholders and certain of the Investors have entered into that certain Share Purchase and Redemption Agreement, dated as of February      , 2006 (the “Purchase Agreement”), whereby (i) such Shareholders have agreed to sell to such Investors, and such Investors have agreed to purchase, Convertible Preferred Shares (as defined below), and (ii) the Company has agreed to purchase Ordinary Shares (as defined below) from such Shareholders;
     WHEREAS, on the date hereof, the Company and certain of the Investors are simultaneously entering into a certain Subordinated Note Purchase Agreement, dated as of the date hereof (the “Note Purchase Agreement”), whereby such Investors have agreed to purchase Notes (as defined below) and to be issued Ordinary Shares;
     WHEREAS, the execution and delivery of this Agreement is an inducement and a condition precedent to the purchase by certain of the Investors of the Convertible Preferred Shares under the Purchase Agreement and the Notes under the Note Purchase Agreement.
     WHEREAS, the parties hereto desire to agree upon the terms on which the securities of the Company, now or hereafter outstanding and held by them, will be held, transferred and voted.
     NOW, THEREFORE, in consideration of the premises, as an inducement to the Investors to consummate the transactions contemplated by the Purchase Agreement and the Note Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, the Shareholders and the Investors hereby covenant and agree with each other as follows:
SECTION I. DEFINITIONS
     1.1. Construction of Terms. As used herein, the masculine, feminine or neuter gender, and the singular or plural number, shall be deemed to be or to include the other genders or number, as the case may be, whenever the context so indicates or requires. Any reference to “day” shall mean a calendar day unless indicated otherwise.

     1.2. Terms Not Defined. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.
     1.3. Number of Shares. Whenever any provision of this Agreement calls for any calculation based on a number of shares issued and outstanding or held by a Shareholder or Investor, as applicable, the number of shares deemed to be issued and outstanding or held by that Shareholder or Investor, as applicable, unless specifically stated otherwise, shall be the total number of Ordinary Shares then issued and outstanding and owned by the Shareholder or Investor, as applicable, plus, without duplication, the total number of Ordinary Shares issuable upon the conversion of any Convertible Preferred Shares then issued and outstanding and owned by such Shareholder or Investor, as applicable.
     1.4. Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.
     “Affiliate” shall mean, with respect to any Person (as defined below), any other Person which, directly or indirectly, holds 50% or more of the voting power of or 50% of the voting power of which is held by, such Person.
     “Articles” shall mean the Company’s Amended and Restated Articles of Association in effect as of the date hereof, as amended from time to time.
     “Board of Directors” shall mean the board of directors of the Company.
     “Convertible Preferred Shares” shall mean the Convertible Preferred A-l Shares, par value NIS 0.01 per share, of the Company and any other shares issued or issuable with respect thereto (whether by way of a share dividend or share split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, recapitalization, merger, consolidation or other corporate reorganization).
     “Company” shall have the meaning set forth in the preamble to this Agreement and shall include any successor or successors thereto.
     “Director” shall mean a member of the Board of Directors.
     “Initial Public Offering” shall have the meaning ascribed to the term “IPO” in the Articles, effective as of the date hereof.
     “Key Shareholder”shall mean any Shareholder which holds (but only for so long as it continues to hold) not less than 7.5% of the share capital of the Company (determined on a fully diluted basis).
     “Majority Interest” shall mean Investors holding not less than a majority of the outstanding Shares held by all Investors, calculated in accordance with Section 1.3 hereof.
     “Notes” shall mean the subordinated notes issued on the date hereof under the Note Purchase Agreement in the initial principal amount of $15,000,000.

     “Ordinary Shares” shall mean the Ordinary Shares, par value NIS 0.01 per share, of the Company and any other common equity securities issued by the Company, and any other shares issued or issuable with respect thereto (whether by way of a share dividend or share split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, recapitalization, merger, consolidation or other corporate reorganization).
     “Person” shall mean any individual, corporation, joint venture, trust, unincorporated organization, limited liability company, partnership, government and any agency or political subdivision thereof.
     “Securities” shall mean the Convertible Preferred Shares or the Notes or the Sub Debt Ordinary Shares.
     “Shares” shall mean, at any time, (i) Ordinary Share, (ii) Convertible Preferred Shares, and (iii) any other equity securities now or hereafter issued by the Company, together with any options thereon and any other shares issued or issuable with respect thereto (whether by way of a share dividend, share split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, recapitalization, merger, consolidation or other corporate reorganization). At all times, the number of Shares deemed issued and outstanding or held or to be voted by any Shareholder or Investor shall be calculated in accordance with Section 1.3.
     “Share Option Plan” means, collectively, the Company’s 2005 Share Option Plan, as may be amended or revised, and any additional share option plan or similar equity incentive plan as may be adopted in the future.
     “Sub-Debt Ordinary Shares” shall mean the Ordinary Shares issued to certain of the Investors under the Note Purchase Agreement, together with any shares or other securities issued with respect thereto (whether by way of a share dividend or share split or in exchange for or in replacement of such Sub-Debt Ordinary Shares or otherwise in connection with a combination of shares, recapitalization, merger, consolidation or other corporate reorganization).
     “Transfer” means any direct or indirect transfer, donation, sale, assignment, pledge, hypothecation, grant of a security interest in or other disposal or attempted disposal of all or any portion of a security, any interest or rights in a security, or any rights under this Agreement. “Transferred” means the accomplishment of a Transfer, and “Transferee” means the recipient of a Transfer.
SECTION II. REPRESENTATIONS AND WARRANTIES
     2.1. Representations and Warranties of the Shareholders. Each of the Shareholders, individually and not jointly, hereby represents, warrants and covenants to the Company and the Investors as follows: (a) such Person has full authority, power and capacity to enter into this Agreement and perform its obligations hereunder; (b) this Agreement constitutes the valid and binding obligation of such Person enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) to the extent the indemnification provisions may be limited by applicable laws; and (c) the execution, delivery and performance by such Person of this Agreement (i) does not and will not violate any laws, rules or regulations of any jurisdiction applicable to such Person, or require such Person to obtain any approval, consent or waiver of, or to make any filing with, any other Person that has not been obtained or made and (ii) does not and will not result in a breach of, constitute a default under, accelerate any obligation under or give rise to a right of termination of any indenture or loan or credit agreement or any other material agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which such Person is a party or by which the property of such Person is bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the assets or properties of such Person.
     2.2. Representations and Warranties of the Investors. Each of the Investors, individually and not jointly, hereby represents, warrants and covenants to the Company and the Shareholders as follows: (a) such Investor has full authority, power and capacity to enter into this Agreement and perform its obligations hereunder; (b) this Agreement constitutes the valid and binding obligation of such Investor enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) to the extent the indemnification provisions may be limited by applicable laws; and (c) the execution, delivery and performance by such Investor of this Agreement (i) does not and will not violate any laws, rules or regulations of any jurisdiction applicable to such Investor, or require such Investor to obtain any approval, consent or waiver of, or to make any filing with, any Person that has not been obtained or made and (ii) does not and will not result in a breach of, constitute a default under, accelerate any obligation under or give rise to a right of termination of any indenture or loan or credit agreement or any other material agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which such Investor is a party or by which the property of such Investor is bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the assets or properties of such Investor.
     2.3. Representations and Warranties of the Company. The Company hereby represents, warrants and covenants to the Investors and the Shareholders as follows: (a) the Company has full authority, power and capacity to enter into this Agreement and perform its obligations hereunder; (b) this Agreement constitutes the valid and binding obligation of the Company enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (iii) to the extent the indemnification provisions may be limited by applicable federal or state securities laws; and (c) the execution, delivery and performance by the Company of this Agreement (i) does not and will not violate any laws, rules or regulations applicable to the Company, or require the Company to obtain any approval, consent or waiver of, or to make any filing with, any Person that has not been obtained or made and (ii) does not and will not result in a breach of, constitute a default under, accelerate any obligation under or give rise to a right of termination of any indenture or loan or credit agreement or any other material agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which the Company is a party or by which the property of the Company is bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the assets or properties of the Company.
SECTION III. RESTRICTIONS ON TRANSFER; RIGHT OF FIRST REFUSAL; CO-SALE PROVISIONS; DRAG ALONG
     3.1. Restrictions on Transfer.
          (a) Each Shareholder and Investor agrees that such Shareholder or Investor (as applicable) will not, without the prior written consent of a Majority Interest (in the case of a Shareholder) or a majority in interest of the Key Shareholders (in the case of an Investor), Transfer all or any portion of the Shares now owned or hereafter acquired by such Shareholder or Investor (as applicable), except in connection with, and strictly in compliance with, the provisions of this Section III.
          (b) Notwithstanding anything in this Section III to contrary, any Transfer by a Shareholder holding one percent (1%) or more of the share capital of the Company (determined on a fully diluted basis) shall require consent of a Majority Interest.
     3.2. Permitted Transfers. Notwithstanding anything herein to the contrary, the provisions of Sections 3.3 and 3.4 shall not apply to either of the Transfers listed below in subsections (a) and (c); provided that, in the case of any such Transfer, the Transferee shall have entered into a Joinder Agreement in substantially the form attached hereto as Exhibit A providing that all Shares so Transferred shall continue to be subject to all provisions of this Agreement as if such Shares were still held by such Shareholder or Investor (as applicable), except that no further Transfer shall thereafter be permitted hereunder except in compliance with Sections 3.3 and 3.4:
          (a) Transfers by any Shareholder or Investor which is a natural person to the children or siblings of such Shareholder or to a trust or family limited partnership for the exclusive benefit of any such children or siblings;
          (b) Transfers upon the death of any Shareholder or Investor (as applicable) which is a natural person to such Shareholder’s or Investor’s heirs, executors or administrators or to a trust under such Shareholder’s or Investor’s will, or Transfers between such Shareholder or Investor (as applicable) and such Shareholder’s or Investor’s (as applicable) guardian or conservator; and

          (c) Transfers by any Shareholder or Investor which is a legal entity to any of its Affiliates.
Notwithstanding anything to the contrary in this Agreement, if a Transferee that is a party to a Transfer described in this Section 3.2 (a “Permitted Transferee”) fails to execute a Joinder Agreement, such Transferee shall take any Shares so Transferred subject to all provisions of this Agreement as if such Shares were still held by the Shareholder or Investor making such Transfer, whether or not they so agree in writing.
     3.3. Right of Refusal. In the event that any of the Shareholders entertains a bona fide offer (a “Transaction Offer”) from any other Person (a “Buyer”) to purchase all or any portion of the Shares held by such Shareholder, such Shareholder (a “Transferring Shareholder”) may, subject to the provisions of Section 3.4 hereof, Transfer such Shares pursuant to and in accordance with the following provisions of this Section 3.3:
          (a) Offer Notice. The Transferring Shareholder shall cause the Transaction Offer and all of the terms thereof to be reduced to writing and shall promptly notify the Company, each of the Investors and each Key Shareholder of such Transferring Shareholder’s desire to effect the Transaction Offer and otherwise comply with the provisions of this Section 3.3 and, if applicable, Section 3.4 (such notice, the “Offer Notice”). The Offer Notice shall constitute an irrevocable offer to sell all (or any portion) of the Shares which are the subject of the Transaction Offer (the “Offered Shares”) to the Investors and Key Shareholders (each, an “Eligible Shareholder”), on the basis described below, at a purchase price equal to the price contained in, and on the same terms and conditions as, the Transaction Offer. The Offer Notice shall be accompanied by a true copy of the Transaction Offer (which shall identify the Buyer and all relevant information in connection therewith).
          (b) Eligible Shareholders’ Option. At any time within thirty (30) days after receipt by the Eligible Shareholders of the Offer Notice (the “Eligible Shareholder Option Period”), each Eligible Shareholder or any of its Affiliates, may elect to accept the offer to purchase with respect to any or all of the Offered Shares and shall give written notice of such election (the “Eligible Shareholder Acceptance Notice”) to the Transferring Shareholder and each other Eligible Shareholder within the Eligible Shareholder Option Period, which notice shall indicate the maximum number of Offered Shares that the Eligible Shareholder is willing to purchase, including the number of Offered Shares it would purchase if one or more other Eligible Shareholders do not elect to purchase their Pro Rata Fractions (as defined in paragraph (c) below). An Eligible Shareholder Acceptance Notice shall constitute a valid, legally binding and enforceable agreement for the sale and purchase of the Offered Shares covered by such Eligible Shareholder Acceptance Notice. The closing for the purchase of Offered Shares by the Eligible Shareholders or any of their Affiliates under this Section 3.3(b) shall take place within thirty (30) days following the expiration of the Eligible Shareholder Option Period at the offices of the Company or on such other date or at such other place as may be agreed to by the Transferring Shareholder and such Eligible Shareholders or Affiliates. The Transferring Shareholder shall notify the Eligible Shareholders promptly if any Eligible Shareholder or Affiliate fails to offer to purchase all of its Pro Rata Fraction (as defined below).

          (c) Allocation of Offered Shares among Eligible Shareholders. Upon the expiration of the Eligible Shareholder Option Period, the number of Offered Shares to be purchased by each Eligible Shareholder or any of its Affiliates shall be determined as follows: (i) first, there shall be allocated to each Eligible Shareholder electing to purchase a number of Offered Shares equal to the lesser of (A) the number of Offered Shares as to which such Eligible Shareholder accepted the offer to purchase, as set forth in its respective Eligible Shareholder Acceptance Notice and (B) such Eligible Shareholder’s Pro Rata Fraction (as defined below), and (ii) second, the balance, if any, not allocated under clause (i) above, shall be allocated to those Eligible Shareholders who within the Eligible Shareholder Option Period delivered an Eligible Shareholder Acceptance Notice that accepted the offer to purchase with respect to a number of Offered Shares that exceeded their respective Pro Rata Fractions, in each case on a pro rata basis in proportion to the number of Shares held by each such Eligible Shareholder up to the amount of such excess. As used herein, an Eligible Shareholder’s “Pro Rata Fraction” shall be equal to the product obtained by multiplying the total number of Offered Shares by a fraction, the numerator of which is the total number of Shares owned by such Eligible Shareholder, and the denominator of which is the total number of Shares held by all Eligible Shareholders, in each case calculated as of the date of the Offer Notice.
          (d) Valuation of Property. If all or any portion of the purchase price set forth in the Offer Notice consists of consideration other than cash or cash equivalents, the Transferring Shareholder, the Company and a Majority Interest shall mutually determine the fair market value of such consideration, reasonably and in good faith, and the Eligible Shareholders may effect their purchase under this Section 3.3 by payment in cash or cash equivalents of the amount of such fair market value.
          (e) Sale to Third Party. If the Eligible Shareholders do not elect to exercise the rights to purchase under this Section 3.3 with respect to all of the Offered Shares proposed to be sold, the Transferring Shareholder may (i) revoke its Offer Notice and sell all the Offered Shares, or (ii) sell the remaining balance of such Offered Shares to the Buyer, on the terms and conditions set forth in the Offer Notice, subject to the provisions of Section 3.4. If the Transferring Shareholder’s sale to a Buyer is not consummated in accordance with the terms of Section 3.4, the Transaction Offer shall be deemed to lapse, and any Transfers of Shares pursuant to such Transaction Offer shall be in violation of the provisions of this Agreement unless the Transferring Shareholder sends a new Offer Notice and once again complies with the provisions of this Section 3.3 with respect to such Transaction Offer.
     3.4. Co-Sale Option of Investors. If a Transferring Shareholder, provides an Offer Notice to sell the Offered Shares and the Eligible Stockholders do not elect to exercise the rights to purchase under Section 3.3 with respect to all of the Offered Shares proposed to be sold, the Transferring Shareholder may (i) revoke its Offer Notice and sell all the Offered Shares; or (ii) sell the remaining balance of such Offered Shares to the Buyer, on the terms and conditions set forth in the Offer Notice, subject to the provisions of this Section 3.4 that are set forth below:
          (a) Co-Sale Notice. As soon as practicable following the expiration of the Eligible Shareholder Option Period, and in no event later than five (5) days thereafter, the Transferring Shareholder shall provide notice to each of the Eligible Shareholders (the “Co-Sale Notice”) of its right to participate in the Transaction Offer on a pro rata basis with the

Transferring Shareholder (the “Co-Sale Option”). To the extent one or more Eligible Shareholders exercise their Co-Sale Option in accordance with this Section 3.4, the number of Shares that the Transferring Shareholder may Transfer pursuant to the Transaction Offer shall be correspondingly reduced.
          (b) Eligible Shareholder Acceptance. Each of the Eligible Shareholders shall have the right to exercise its Co-Sale Option by giving written notice (the “Co-Sale Acceptance Notice”) to the Transferring Shareholder within ten (10) days after receipt by such Eligible Shareholder of the Co-Sale Notice (the “Co-Sale Election Period”). Each Co-Sale Acceptance Notice shall set forth the maximum number of Shares subject thereto which the Eligible Shareholder wishes to sell, including the number of Shares it would sell if one or more other Eligible Shareholders do not elect to participate in the sale on the terms and conditions stated in the Offer Notice. Any Eligible Shareholder holding Convertible Preferred Shares shall be permitted to sell to the relevant Buyer in connection with any exercise of the Co-Sale Option Ordinary Shares acquired upon conversion of such Convertible Preferred Shares.
          (c) Allocation of Shares. Each Eligible Shareholder shall have the right to sell pursuant to the Transaction Offer that portion of its Shares which is equal to or less than the product obtained by multiplying the total number of Shares available for sale to the Buyer subject to the Transaction Offer by a fraction, the numerator of which is the total number of Shares owned by such Eligible Shareholder and the denominator of which is the total number of Shares held by all Eligible Shareholders and the Transferring Shareholder, in each case, as of the date of the Offer Notice, subject to increase as hereinafter provided. If any Eligible Shareholder does not elect to sell the full amount of such Shares which such Eligible Shareholder is entitled to sell pursuant to this Section 3.4, then any other Eligible Shareholders who have elected to sell Shares shall have the right to sell, on a pro rata basis (based on the number of Shares held by each such Eligible Shareholder) with any other Eligible Shareholders and up to the maximum number of Shares stated in each such Eligible Shareholder’s Co-Sale Acceptance Notice, any Shares not elected to be sold by such Eligible Shareholder.
          (d) Co-Sale Closing. Within ten (10) calendar days after the end of the Co-Sale Election Period, the Transferring Shareholder shall promptly notify each participating Eligible Shareholder of the number of Shares held by such Eligible Shareholder that will be included in the sale and the date on which the Transaction Offer will be consummated, which shall be no later than the later of (i) ninety (90) calendar days after the end of the Co-Sale Election Period and (ii) the date of the satisfaction of any governmental approval or filing requirements. Each participating Eligible Shareholder may effect its participation in any Transaction Offer hereunder by delivering to the Buyer, or to the Transferring Shareholder for delivery to the Buyer, one or more instruments or certificates, properly endorsed for transfer, representing the Shares it elects to sell pursuant thereto. At the time of consummation of the Transaction Offer, the Transferring Shareholder shall cause the Buyer to remit directly to each participating Eligible Shareholder that portion of the sale proceeds to which the participating Eligible Shareholder is entitled by reason of its participation in the Transaction Offer. No Shares may be purchased by the Buyer from the Transferring Shareholder unless the Buyer simultaneously purchases from the participating Eligible Shareholders all of the Shares that they have elected to sell pursuant to this Section 3.4.

          (e) Sale to Third Party. Any Shares held by a Transferring Shareholder that are the subject of a Transaction Offer and that the Transferring Shareholder desires to Transfer to a Buyer in compliance with this Section 3.4, may be sold to such Buyer only during the period specified in Section 3.4(d) and only on terms no more favorable to the Transferring Shareholder than those contained in the Offer Notice. Promptly after such Transfer, the Transferring Shareholder shall notify the Company and the Eligible Shareholders of the consummation thereof and shall furnish such evidence of the completion and time of completion of the Transfer and of the terms thereof as may be reasonably requested by the Company. Prior to the effectiveness of any Transfer to a Buyer hereunder, such Buyer shall have entered into a Joinder Agreement in substantially the form attached hereto as Exhibit A. and such Buyer shall have all the rights and obligations hereunder as if such Buyer were a Shareholder. In the event that the Transaction Offer is not consummated within the period required by this Section 3.4 or the Buyer fails timely to remit to each participating Eligible Shareholder its respective portion of the sale proceeds, the Transaction Offer shall be deemed to lapse, and any Transfer of Shares pursuant to such Transaction Offer shall be in violation of the provisions of this Agreement unless the Transferring Shareholder sends a new Offer Notice with respect to such Offered Shares and once again complies with the provisions of Section 3.3 and Section 3.4 with respect to such Transaction Offer.
     3.5. Drag Along.
          (a) In the event of a Sale Event (as defined below), each Shareholder and Investor shall, upon the written request of a Majority Interest (i) sell, transfer and deliver, or cause to be sold, transferred and delivered, to the Third Party Buyer all of its Shares on the same terms applicable to the Majority Interest (with due reflection of the relative rights and preferences of the Shares as provided in the Articles), and/or (ii) execute and deliver such instruments of conveyance and transfer and take such other action, including voting such Shares in favor of any Sale Event proposed by the Majority Interest and executing any purchase agreements, merger agreements, indemnity agreements, escrow agreements or related documents, as such Majority Interest and the Third Party Buyer may reasonably require in order to carry out the terms and provisions of this Section 3.5 (the “Drag-Along Right”).
          (b) For purposes of this Section 3.5:
     (i) a “Sale Event” shall mean a bona fide negotiated transaction with a third party in which the Majority Interest have determined (A)  to sell their Shares in a transaction that will result in a majority of the voting power of the Company immediately prior to such transaction being transferred to such third party, (B) to sell or otherwise dispose of all or substantially all of the assets of the Company, or (C) to cause the Company to merge with or into, or consolidate with, any non-Affiliate(s) of the Company; and
     (ii) A “Third Party Buyer” shall mean the buyer or buyers in Section 3.5(b)(i)(A) or (B), and the surviving entity in Section 3.5(b)(i)(C).
          (c) Not less than fifteen (15) days prior to the date proposed for the closing of any Sale Event, the Majority Interest shall give notice to each of the Shareholders setting forth in reasonable detail the name or names of the Third Party Buyer, the terms and conditions of the Sale Event, including the purchase price, and the proposed closing date. In furtherance of the provisions of this Section 3.5, each of the Shareholders hereby (i) irrevocably appoints the designee of the Majority Interest as its agent and attorney-in-fact (the “Agent”) (with full power of substitution) to execute all agreements, instruments and certificates and take all actions necessary or desirable to effectuate any sale hereunder; and (ii) grants to the Agent a proxy to vote the shares held by the Shareholders in favor of any Sale Event hereunder.
     3.6. Tag Along Right of the Key Shareholders. In the event of a Sale Event, the holders of a majority of the Shares held by all Key Shareholders shall, in the event that a Majority Interest does not exercise the Drag-Along Right set forth in Section 3.5 above, have the right to require the Investors to include the Key Shareholders’ Shares in the Sale Event on the same terms and conditions, as the Shares held by the Investors (the “Tag-Along Right”); provided that the Key Shareholders undertake all obligations undertaken by the Investors in connection with such Sale Event, including without limitation, all indemnification and escrow obligations.
     3.7. Contemporaneous Transfers. If two or more Shareholders or Investors propose concurrent Transfers that are subject to this Section III, then the relevant provisions of Section 3.3 and Section 3.4, as applicable, shall apply separately to each such proposed Transfer.
     3.8. Effect of Prohibited Transfers. If any Transfer by any Shareholder or Investor is made or attempted contrary to the provisions of this Agreement, (a) such purported Transfer shall be void ab initio, (b) the Company and the other parties hereto shall have, in addition to any other legal or equitable remedies which they may have, the right to enforce the provisions of this Agreement by actions for specific performance (to the extent permitted by law), and (c) the Company shall have the right to refuse to recognize any Transferee of such Shareholder or Investor for any purpose.
     3.9. Assignment of Rights. Subject to Sections 3.6 and 6.11 hereof, each Investor shall have the right to assign its rights under this Section III to any Transferee of such Investor’s Securities, and any such Transferee shall be deemed within the definition of an “Investor” for purposes of this Section III.
SECTION IV. RIGHTS TO PURCHASE
     4.1. Right to Participate in Certain Sales of Additional Securities. The Company agrees that it will not sell or issue or agree to sell or issue: (a) any shares of the Company, (b) any securities convertible into or exercisable or exchangeable for share capital of the Company, or (c) any options, warrants or rights carrying any rights to purchase share capital of the Company, unless the Company first submits a written notice to each Eligible Shareholder identifying the terms of the proposed sale (including price, number or aggregate principal amount of securities and all other material terms), and offers to each Eligible Shareholder, the opportunity to purchase its Pro Rata Allotment (as hereinafter defined) of the securities (subject to increase for over-allotment if some Eligible Shareholders do not fully exercise their rights) on terms and conditions, including price, not less favorable than those on which the Company proposes to sell such securities to a third party or parties (a “Pre-Emptive Right Notice”). The Company’s offer pursuant to this Section 4.1 shall remain open and irrevocable for a period of ten (10) days following receipt by the Eligible Shareholders of such written notice.
     4.2. Eligible Shareholders Acceptance. Each of the Eligible Shareholders shall have the right to purchase its Pro Rata Allotment by giving written notice of such intent to participate (the “Pre-emptive Right Acceptance Notice”) to the Company within ten (10) days after receipt by such Eligible Shareholders of the Pre-Emptive Right Notice (the “Pre-Emptive Right Acceptance Election Period”). Each Pre-Emptive Right Acceptance Notice shall set forth the maximum number of Shares subject thereto which the Eligible Shareholder wishes to buy, including the number of Shares it would buy if one or more other Eligible Shareholders do not elect to participate in the sale on the terms and conditions stated in the Pre-Emptive Right Notice.
     4.3. Calculation of Pro Rata Allotment. Each Eligible Shareholders “Pro Rata Allotment” of such securities shall be based on the ratio which the number of Shares owned by such Eligible Shareholder bears to all of the issued and outstanding Shares as of the date of such written offer. If one or more Eligible Shareholders do not elect to purchase their respective Pro Rata Allotment, each of the electing Eligible Shareholders may purchase such shares of each such non-electing Eligible Shareholder’s allotments (taking into account the maximum amount each is wishing to purchase) on a pro rata basis, based upon the relative holdings of Shares of each of the electing Eligible Shareholders in the case of over-subscription.
     4.4. Sale to Third Party. Any securities so offered that are not purchased by the Eligible Shareholders pursuant to the offer set forth in Section 4.1 above may be sold by the Company, but only on terms and conditions not more favorable to the purchaser than those set forth in the notice to Eligible Shareholders, at any time after five (5) days but within sixty (60) days following the termination of the above-referenced 10-day period, but may not be sold to any other Person or on terms and conditions, including price, that are more favorable to the purchaser than those set forth in such offer or after such 60-day period without renewed compliance with this Section IV.
     4.5. Exceptions to Pre-Emptive Rights. Notwithstanding the foregoing, the rights granted to Eligible Shareholders under this Section IV shall be inapplicable with respect to (i) the issuance of up to an aggregate of 143,013,000 Ordinary Shares or options therefore, or such other higher number approved by the Board (as appropriately adjusted for any share split, combination, reorganization, recapitalization, reclassification, share distribution, share dividend or similar event) issued or issuable in connection with, or upon the exercise of, options or other awards granted or to be granted to employees, officers or directors of the Company pursuant to the Company’s Share Option Plan, including Ordinary Shares issued in replacement of such Ordinary Share repurchased or issuable upon the exercise of any options to purchase such Ordinary Share, to the extent permitted under the Share Option Plan, (ii) securities issued as a result of any share split, share dividend, reclassification or reorganization or similar event with respect to the Shares, (iii) Ordinary Shares issued upon conversion of, or as a dividend on, the Convertible Preferred Shares, (iv) Ordinary Shares issued upon the exercise of the Warrants (as defined in the Purchase Agreement), (v) securities issued in connection with the acquisition of another corporation, business entity or line of business of another business entity by the

Company by merger, consolidation, purchase of all or substantially all of the assets, or other reorganization as a result of which the Company owns not less than fifty percent (50%) of the voting power of such corporation, (vi) Ordinary Shares issued in the Initial Public Offering, or (vii) any other securities issued with the approval of a Majority Interest.
     4.6. Assignment of Rights. Subject to Sections 6.11 and 3.6 hereof, each Investor shall have the right to assign its rights under this Section IV to any Transferee of such Investor’s Securities, and shall further have the right to assign and transfer such Investor’s right to accept any particular offer under Section 4.1 hereof, and any such Transferee shall be treated as Investor for purposes of this Section IV.
SECTION V. COVENANTS OF THE COMPANY AND SHAREHOLDERS
     The Company covenants and agrees with each of the Eligible Shareholders that:
     5.1. Financial Statements, Reports, Etc. The Company shall furnish to each Eligible Shareholder the following reports:
          (a) Annual Financial Statements. Within ninety (90) days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its subsidiaries as of the end of such fiscal year and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal year then ended, prepared in accordance with generally accepted accounting principles and certified by a firm of independent public accountants of recognized national standing selected by the Board of Directors of the Company;
          (b) Quarterly Financial Statements. Within forty-five (45) days after the end of each fiscal quarter of the Company, a consolidated balance sheet of the Company and its subsidiaries and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal quarter then ended, unaudited but prepared in accordance with generally accepted accounting principles and certified by the chief financial officer of the Company, such consolidated balance sheet to be as of the end of such quarter and such consolidated statements of income, shareholders’ equity and cash flows to be for such quarter and for the period from the beginning of the fiscal year to the end of such quarter, in each case, with comparative statements for the prior fiscal year; and
          (c) Monthly Financial Statements. Commencing as soon as practicable after the date hereof, within twenty-five (25) days after the end of each month in each fiscal year (other than the last month in each fiscal year), a consolidated balance sheet of the Company and its subsidiaries and the related consolidated statements of income, shareholders’ equity and cash flows for the monthly period then ended, unaudited but prepared in accordance with generally accepted accounting principles and certified by the chief financial officer of the Company, such consolidated balance sheet to be as of the end of such month and such consolidated statements of income, shareholders’ equity and cash flows to be for such month and for the period from the beginning of the fiscal year to the end of such month, in each case with comparative statements for the prior fiscal year;

          (d) Budget. No later than thirty (30) days prior to the start of each fiscal year, consolidated capital and operating expense budgets, cash flow projections and income and loss projections for the Company and its subsidiaries in respect of such fiscal year, all itemized in reasonable detail and prepared on a monthly basis, and, promptly after preparation, any revisions to any of the foregoing;
          (e) Accountant’s Letters. Promptly following receipt by the Company, each audit response letter, accountant’s management letter and other written report submitted to the Company by its independent public accountants in connection with an annual or interim audit of the books of the Company or any of its subsidiaries;
          (f) Notices. Promptly after the commencement thereof, notice of all actions, suits, claims, proceedings, investigations and inquiries that could materially and adversely affect the Company or any of its subsidiaries; and
          (g) Other Information. Promptly, from time to time, such other information regarding the business, prospects, financial condition, operations, property or affairs of the Company and its subsidiaries as such Investor reasonably may request.
     5.2. Inspection, Consultation and Advice. The Company shall permit and cause each of its subsidiaries, if any, to permit each Investor and such persons as each Investor may designate, at such Investor’s expense, to visit and inspect any of the properties of the Company and its subsidiaries, examine their books and take copies and extracts therefrom, discuss the affairs, finances and accounts of the Company and its subsidiaries with their officers, employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Investor and such designees such affairs, finances and accounts), and consult with and advise the management of the Company and its subsidiaries as to their affairs, finances and accounts, all at reasonable times and upon reasonable notice during normal business hours. The foregoing shall be in addition to, and not in lieu of, the Investors’ rights under applicable law.
     5.3. Key Person Insurance. The Company shall obtain as of the date of the Closing and in any event no later than thirty (30) days after the date of the Closing, and maintain, “key person” term life insurance policies of at least $[2,000,000] on the life of Mr. Ziv Karni which shall name the Company as beneficiary.
     5.4. Directors and Officers’ Insurance; Articles. The Company shall, as promptly as practicable following the date hereof, obtain and maintain directors and officers’ liability insurance coverage on terms satisfactory to the Investor Nominees of at least $5,000,000 per occurrence, to the fullest extent permitted by law. The Company shall at all times maintain provisions in its Articles indemnifying all directors against liability and absolving all directors from liability to the Company and its Shareholders to the maximum extent permitted under applicable laws.
     5.5. Compensation of Directors. Subject to the Company’s traveling policy, the Company shall pay or promptly reimburse in full all of its Directors for all of their reasonable out-of-pocket expenses incurred in attending each meeting of the Board of Directors or any committee thereof.

     5.6. Employee Agreements. The Company shall obtain, and shall cause its subsidiaries, if any, to obtain, a Noncompetition, Confidential Information and Inventions Assignment Agreement in substantially the form of Exhibit B attached hereto from all future officers and employees and any consultants who have or will have access to confidential information of the Company or any of its subsidiaries, upon commencement of their employment or consulting arrangement with the Company or any of its subsidiaries.
     5.7. Lock-Up Agreements. The Company will obtain agreements in writing from each future holder of shares or options of the Company as a condition to any issuance of shares or grant of options, agreeing not to directly or indirectly offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of the Company in connection with any public offering of the Company’s share capital without the written consent of the underwriters engaged by the Company for such offering, consistent with the provisions of Section 6.14 of this Agreement.
     5.8. Indemnification.
          (a) Subject to applicable law, without limitation of any other provision of this Agreement, the Company, on its own behalf and on behalf of its successors and assigns, agrees to defend, indemnify and hold each Investor, its respective Affiliates and direct and indirect partners (including partners of partners and Shareholders and members of partners), members, Shareholders, directors, officers, employees and agents and each person who controls any of them within the meaning of Section 15 of the Unites States Securities Act of 1933 (as amended) or Section 20 of the United Stated Exchange Act of 1934 (as amended) (collectively, the “Investor Indemnified Parties” and, individually, an “Investor Indemnified Party”) harmless from and against any and all damages, liabilities, losses, taxes, fines, penalties, diminution in value, reasonable costs and expenses (including, without limitation, reasonable fees of a single counsel representing all the Investor Indemnified Parties or, if the representations of all the Investor Identified Parties by the same counsel would be inappropriate under applicable standards of professional conduct, then as many counsel as may be needed under such standards of professional conduct to represent all of the Investor Indemnified Parties), as the same are incurred, of any kind or nature whatsoever (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing and consequential damages) (“Losses”) sustained or suffered by any such Investor Indemnified Party, which may be based upon, relating to, arising out of, or by reason of any third party or governmental claims relating in any way to such Investor Indemnified Party’s status as a security holder, creditor, director, agent, representative or controlling person of the Company or otherwise relating to such Investor Indemnified Party’s involvement with the Company, including, without limitation, in connection with any third party or governmental action or claim relating to any action taken or omitted to be taken or alleged to have been taken or omitted to have been taken by any Investor Indemnified Party as security holder, director, agent, representative or controlling person of the Company or otherwise, alleging so-called control person liability or securities law liability; provided, however, that the Company will not be liable to any Investor Indemnified Party to the extent that such Losses arise from and are based on (A) an untrue statement or omission or alleged untrue statement or omission in a registration statement or prospectus which is made in reliance on and in conformity with written information furnished to the Company by or on behalf of such Investor Indemnified Party, (B) conduct by such Investor Indemnified Party which is found to constitute fraud or willful misconduct in a non-appealable, final judgment, or (C) any claims by the Company or its Shareholders.
          (b) If the indemnification provided for in Section 5.8(a) above for any reason is held by a court of competent jurisdiction to be unavailable to an Investor Indemnified Party in respect of any Losses referred to therein, then the Company, in lieu of indemnifying such Investor Indemnified Party thereunder, shall contribute to the amount paid or payable by such Investor Indemnified Party as a result of such Losses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Investors, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Investors in connection with the action or inaction which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company and the Investors shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Investors and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
          (c) Each of the Company and the Investors agrees that it would not be just or equitable if contribution pursuant to Section 5.8(b) were determined by pro rata or per capita allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 5.8(b).
SECTION VI. MISCELLANEOUS PROVISIONS
     6.1. Reliance. Each of the parties hereto agrees that each covenant and agreement made by it in this Agreement or in any certificate, instrument or other document delivered pursuant to this Agreement is material, shall be deemed to have been relied upon by the other parties and shall remain operative and in full force and effect after the date hereof regardless of any investigation by any other party. This Agreement shall not be construed to confer any right or benefit upon any Person other than the parties hereto and their respective successors and permitted assigns to the extent contemplated herein.
     6.2. Legend on Securities. The Company and the Shareholders acknowledge and agree that in addition to any other legend on the certificates representing Shares that may be held by them, substantially the following legend shall be typed on each certificate evidencing any of the Shares held at any time by any of the Shareholders:
THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE PROVISIONS OF A CERTAIN SHAREHOLDERS AGREEMENT, DATED AS OF MARCH _, 2006, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER SET FORTH THEREIN. A COMPLETE AND CORRECT COPY OF SUCH AGREEMENT IS AVAILABLE FOR INSPECTION AT THE PRINCIPAL OFFICE OF THE COMPANY AND WILL BE FURNISHED UPON WRITTEN REQUEST AND WITHOUT CHARGE.

     6.3. Amendment and Waiver; Actions of the Board. Any party may waive in writing any provision hereof intended for its benefit. No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any party hereto at law or in equity or otherwise. This Agreement may be amended with the prior written consent of the Company and a Majority Interest; provided, however, that any such amendment that adversely affects the Shareholders or Key Shareholders in a manner different than such Majority Interest shall require a prior written consent of a majority-in-interest of the Shareholders or Key Shareholders, as the case may be (in each case, based upon the number of Shares held thereby). Any consent given as provided in the preceding sentence shall be binding on all Shareholders and Investors.
     6.4. Notices. All notices, requests, demands and other communications provided for hereunder shall be in writing and mailed (by first class registered or certified mail, postage prepaid), telegraphed, sent by express overnight courier service or electronic facsimile transmission (with a copy by mail), or delivered to the applicable party at the addresses indicated below:
     If to the Company:
Alma Lasers Ltd.
7 Haeshel Street P.O.B 3021
Caesarea Industrial Park
Caesarea, Israel 38900
Facsimile: 972-4-627-5368
Attention: Chief Executive Officer
     If to the Investors:
c/o TA Associates, Inc.
125 High Street, Suite 2500
Boston, MA 02110
Facsimile: (617) 574-6728
Attention: David S.B. Lang
     with a copy to:
c/o TA Associates, Ltd. 25
Buckingham Gate
London SW1E 6LD, England
Facsimile: 44-20-7932-2109
Attention: Ajit Nedungadi
     If to a Shareholder:
At such Person’s address for notice as set forth in on the signature pages hereto:

Or, to each of the foregoing, at the address recorded in the Shareholders Register of the Company, or by sending it to the facsimile recorded in the Shareholders Register of the Company, and such notice shall be effective (i) if mailed, five (5) business days (and seven (7) business days for international mail) after mailing, (ii) if sent by messenger, upon delivery, (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided however that any notice change of address shall only be valid upon receipt), and (iv) one (1) business day (and three (3) business days for international mail) after the business day of deposit with Federal Express or similar overnight courier, freight prepaid.
     6.5. Headings. The section headings used or contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements, documents and instruments executed and delivered in connection herewith with counsel sophisticated in investment transactions. If an ambiguity or question of intent or interpretation arises, this Agreement and the agreements, documents and instruments executed and delivered in connection herewith shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement and the agreements, documents and instruments executed and delivered in connection herewith.
     6.6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     6.7. Remedies; Severability. It is specifically understood and agreed that any breach of the provisions of this Agreement by any Person subject hereto will result in irreparable injury t o the other parties hereto, that the remedy at law alone will be an inadequate remedy for such breach, and that, in addition to any other legal or equitable remedies which they may have, such other parties may enforce their respective rights by actions for specific performance (to the extent permitted by law) and the Company may refuse to recognize any unauthorized Transferee as one of its Shareholders for any purpose, including, without limitation, for purposes of dividend and voting rights, until the relevant party or parties have complied with all applicable provisions of this Agreement.
     If one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason by a court of competent jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.
     6.8. Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein.

     6.9. Adjustments. All references to share prices and amounts herein shall be equitably adjusted to reflect share splits, share dividends, recapitalizations and similar changes affecting the share capital of the Company.
     6.10. Law Governing. This Agreement shall be construed and enforced in accordance with and governed by the laws of Commonwealth of Massachusetts (without giving effect to principles of conflicts of law).
     6.11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto as contemplated herein, and any successor to the Company by way of merger or otherwise shall specifically agree to be bound by the terms hereof as a condition of such succession. The rights of the Investors and the Key Shareholders hereunder shall be binding upon and inure to the benefit of their Transferees of their Securities as contemplated herein. This Agreement may not be assigned by any Shareholder except as provided herein without the prior written consent of the Company and a Majority Interest, and without such prior written consent any attempted assignment shall be null and void; provided, however, that no such consent shall be required for assignments effected i n connection with a Transfer in connection with which such Shareholder has complied with Section III.
     6.12. Dispute Resolution. All disputes, claims, or controversies arising out of or relating to this Agreement, or any other agreement executed and delivered pursuant to this Agreement, or the negotiation, validity or performance hereof and thereof or the transactions contemplated hereby or thereby, that are not resolved by mutual agreement shall be resolved in accordance with the provisions set forth in Sections 8.7 and 8.8 of the Purchase Agreement.
     6.13. Termination. Sections III, IV, V and VI shall terminate upon the Initial Public Offering; provided, that the covenants set forth in Section 5.4 and Section 5.5 hereof shall continue for so long as any Investor Nominee is a member of the Board of Directors, and the covenants set forth in Section 5.9 hereof shall continue for so long as any Investor holds any Shares or until the expiration of the applicable statute of limitations, if later.
     6.14. Shareholder Lock-Up. Each Shareholder and Investor hereby agrees, if so requested by the Company and an underwriter of the Company’s share capital in connection with any public offering of the Company, not to directly or indirectly offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares held by it for such period, not to exceed (a) one hundred eighty (180) days following the consummation of the Company’s initial public offering of Ordinary Share or (b) ninety (90) days following the consummation of any other public offering of Ordinary Share, as such underwriter shall specify reasonably and in good faith.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Shareholders Agreement to be duly executed as of the date first set forth above.

THE COMPANY:

ALMA LASERS LTD.

	By:	/s/ Ziv Karni
Name:
Title:

SHAREHOLDERS:

/s/ Ziv Karni Dr. Ziv Karni	/s/ Yoav Avni Yoav Avni

Address:	Address:
c/o Alma Lasers Ltd.	c/o Alma Lasers Ltd.
Haeshel 7	Haeshel 7
Caesarea Industrial Zone	Caesarea Industrial Zone
Caesarea 38900, Israel	Caesarea 38900, Israel

/s/ Nadav Bayer	/s/ Yevgeni Kodritzki
Nadav Bayer	Yevgeni Kodritzki

Address:	Address:
c/o Alma Lasers Ltd.	6 Arisaig Drive
Haeshel 7	Maple, Ontario L6A 1V6
Caesarea Industrial Zone	Canada
Caesarea 38900, Israel

/s/ HB Global Healthcare Services	/s/ [ILLEGIBLE] Lahav, Litbak, Abadi, Adv.

by	by Masada Litbak, Abadi, Adv., Partner

title	title partner

Address:	Address:
c/o Hillel Bachrach	52 Menachem Begin Road
20/20 Healthcare Partners LLC	Sonol Tower, 21st floor
2000 Commonwealth Ave.	Tel Aviv 67137, Israel
Auburndale, MA 02466
USA

/s/ Amit Wjuniski Oxford Investment Overseas Corp	/s/ HB Antonio Saclemente Garcia

by Amit Wjuniski

title

Address:	Address:
c/o Alma Lasers Inc	c/o Hillel Bachrach
6556 NW 9th Avenue, Suite 303	20/20 Healthcare Partners LLC
Fort Lauderdale, Florida 33309	Aubumdale, MA 02466
USA	USA

/s/ Mauro Wjuniski Damsi Investment, LLC	/s/ HB Myriam Patricia Vinasco
Address:

by Mauro Wjuniski

title

Address:	Address:
c/o Alma Lasers Inc	c/o Hillel Bachrach
6556 NW 9th Avenue, Suite 303	20/20 Healthcare Partners LLC
Fort Lauderdale, Florida 33309	Aubumdale, MA 02466
USA	USA

/s/ Yariv Matzliach	/s/ Mauro Wjuniski

Yariv Matzliach	Mauro Wjuniski

Address:	Address:
c/o Alma Lasers Inc	c/o Alma Lasers Inc
6556 NW 9th Avenue, Suite 303	6556 NW 9th Avenue, Suite 303
Fort Lauderdale, Florida 33309	Fort Lauderdale, Florida 33309
USA	USA

INVESTORS:

AESTHETIC ACQUISITION B.V.
By:	/s/ Ajit Nedungadi
	Name:	Ajit Nedungadi
and

By:
Name:

[Signature Page to Shareholders Agreement]

INVESTORS:

AESTHETIC ACQUISITION B.V.
By:	/s/ J.J. Van Ginkel
Name:

and

By:
Name:

[Signature Page to Shareholders Agreement]

EXHIBIT A
Form of Joinder Agreement
     The undersigned hereby agrees, effective as of the date hereof, to become a party to that certain Shareholders Agreement (the “Agreement”) dated as of March                      , 2006, by and among [                                           ] (the “Company”) and the parties named therein and for all purposes of the Agreement, the undersigned shall be included within the term [“Shareholder”/“Investor”] (as defined in the Agreement), and to be bound by the Articles of Association of the Company. The undersigned further confirms that the representations and warranties contained in Section II of the Agreement are true and correct as to the undersigned as of the date hereof. The address and facsimile number to which notices may be sent to the undersigned is as follows:

Facsimile No.

[NAME OF UNDERSIGNED]

1

EXHIBIT B
Form of Employee Nondisclosure, Noncompetition and Assignment Agreement

2

SCHEDULE A
Shareholders and Investors

3